CARD ACTIVATION TECHNOLOGIES, INC.
53 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749
(312) 972-1662
Via Edgar

September 4, 2007

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Card Activation Technologies, Inc.
Filed December 26, 2006 (as amended September 4, 2007)
File No. 333-139677

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Card Activation Technologies, Inc. be declared effective on Monday, September 10, 2007 at 4:00PM EST or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Card Activation Technologies, Inc. acknowledges that

•   should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at (312) 972-1662 or our attorney, Joseph I. Emas at 305-531-1174.

Yours truly,

By /s/ William P. Williams
William P. Williams
Chief Executive Officer